30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

January 27, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  John J. Harrington, Attorney-Advisor

Re:	Liberty Media Corporation
Amendment No. 2 to Schedule 14A (File No. 001-33982)

Liberty Splitco, Inc.
Amendment No. 1 to Form S-4 (File No. 333-171201)

Dear Mr. Harrington:

We hereby electronically file (i) on behalf of Liberty Media Corporation (“Liberty Media”), under the Securities Exchange Act of 1934, as amended, Amendment No. 2 to its preliminary Schedule 14A (the “Proxy Statement/Prospectus”), originally filed on October 20, 2010, and (ii) on behalf of Liberty Splitco, Inc.(“Splitco”), under the Securities Act of 1933, as amended, Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on December 16, 2010, of which the Proxy Statement/Prospectus forms a part.

Set forth below are responses to the comments contained in your letter to Charles Tanabe, Executive Vice President and General Counsel of  Splitco, dated January 12, 2011 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Proxy Statement/Prospectus filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Proxy Statement/Prospectus.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.

*              *              *

Summary, page 4

1.                                       Comment:  Please include organizational charts in your Summary section that demonstrate the changes that will occur as a result of the transaction.

Response:  We have included organizational charts showing the effect of the Split-Off on pages 5 and 6 in response to the Staff’s comment.

The Split-Off Proposals, page 5

2.                                       Comment:  Please clearly highlight any substantive changes to the terms of the Splitco common stock compared to the Liberty common stock.  For example, we note your disclosure of new consent rights on pages 11 and 12.  We also note your disclosure of the elimination of certain call rights with respect to Mr. Malone’s LCAPB shares on page 13.  Please also explain the reasons for and effects of these and any other changes.

Response:  The only substantive changes between the Liberty Media and Splitco common stocks are new consent rights granted to holders of Splitco Series B common stock and certain supermajority voting requirements.  The disclosure has been revised to highlight these provisions and the reasons therefore.  As the Staff is aware, the call right of Liberty Media on the Liberty Media Series B common stock of the Malones is not a feature of the Liberty Media common stock.  Rather, the call right is set forth in a legacy contract between Mr. Malone and certain related persons, on the one hand, and a predecessor of Liberty Media (TCI), on the other hand, that, by its terms, will not transfer to Splitco.  The call agreement was entered into back in 1998 under unique circumstances, in connection with the death of the founder and controlling stockholder of TCI, Bob Magness.  An explanation of the call agreement, and the result of its not transferring to Splitco, has been added at page 86.

Risk Factors, page 18

Risks Related to the Split-Off and Split-Off Proposals, page 18

3.                                       Comment:  We note that the split-off could result in significant tax liability and that the tax treatment is subject to some uncertainty.  Please provide more information about the degree of uncertainty and address the reasons for the uncertainty.  For example, identify any particular factual or legal representations and assumptions that will form the basis of your IRS letter ruling that are unclear or could be subject to change in a manner that impacts the IRS determination.  To the extent practicable, provide quantitative information about the extent of potential liabilities if the split-off does not qualify under Sections 355 and 368(a)(1)(D) or if the stock distributed by Splitco is determined to be Section 306 stock.

Response:  We have revised the risk factor to more clearly describe the tax requirements that will not be covered by the IRS letter ruling as a result of the IRS’s general ruling policies and will be addressed only by the opinions of counsel.

Because the quantification of any potential tax liabilities to holders of Liberty Capital common stock and Liberty Starz common stock if the Split-Off fails to qualify under Sections 355 and 368(a)(1)(D) of the Code, or if the Splitco Capital common stock or the Splitco Starz common stock distributed in the Split-Off constitutes Section 306 stock, within the meaning of Section 306(c) of the Code, depends upon tax information related to each shareholder that is not known to Liberty Media, as well as other information such as the value of the Splitco Capital common stock and Splitco Starz common stock at the time of the Split-Off or, in the case of

Section 306 stock, on the date of a later taxable disposition, it is not possible to quantify potential tax liabilities to holders of Liberty Capital common stock or Liberty Starz common stock.  Further, because any potential tax liabilities to Liberty Media are dependent upon the fair market value of the Splitco Capital common stock and Splitco Starz common stock held by Liberty Media immediately before the Split-Off, as well as Liberty Media’s tax basis in such stock at that time, we do not believe that it is practicable to quantify any potential tax liabilities to Liberty Media due to expected fluctuations in value and tax basis that may occur between the date of the Registration Statement and the date of the Split-Off.  Rather, the manner in which these tax liabilities would be determined is described in the section of the proxy statement titled “Material U.S. Federal Income Tax Consequences of the Split-Off,” and a cross-reference to this section has been added to the risk factor.

Risks Relating to Splitco, page 21

4.                                       Comment:  The risk factors with respect to the businesses that will make up Splitco appear overly generic considering the diverse nature of Splitco’s business operations.  Please provide more specific risk factor disclosure with respect to risks affecting the specific businesses that are material to Splitco.

Response:  We have revised the disclosure to provide more specific risk factor information with respect to the specific businesses that are material to Splitco.

If following the Split-Off, Splitco is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 …, page 24

5.                                       Comment:  In an appropriate location in the proxy statement/prospectus, please discuss how internal controls over reporting will materially change as a result of the transaction and separation of Splitco from Liberty Media.

Response:  We have added the requested disclosure into the risk factor regarding compliance with Section 404.  While Liberty Media believes that Splitco’s internal controls will be substantially similar to those utilized by Liberty Media for the same assets, the Section 404 risk factor has been included as Splitco management’s assessment of the effectiveness of its internal controls has yet to be performed.

Splitco may compete with Liberty Media …, page 25

6.                                       Comment:  Please provide more detailed information about the types and significance of competing or overlapping business interests that will exist between Splitco and Liberty Media.  Also explain whether Liberty Media and its officers and directors will have corporate opportunity limitation provisions similar to those described here that apply to Splitco and its officers and directors.  If not, explain why.

Response:  We have revised the risk factor to disclose that both Liberty Media and Splitco compete as to programming that is distributed via cable and satellite networks.  Perhaps more important, the risk factor also relates to the businesses that Liberty Media or Splitco may enter into in the future.

Liberty Media does not believe that the current overlapping business interests are of material significance to either Liberty Media or Splitco, given that each tracking stock group was structured around different, core business lines. Liberty Media’s businesses immediately after the Split-Off will be anchored by QVC, together with a number of e-commerce companies.  The anchor business attributed to the Splitco Starz Group will be Starz Entertainment, while Splitco Capital Group will be attributed the Atlanta Braves baseball club as well as interests in equity investees such as Sirius XM Radio, Inc. (“SIRIUS XM”) and Live Nation Entertainment, Inc. (“Live Nation”).  While these businesses are disparate enough that no material conflict exists today, it is impossible to predict what the future holds.  Hence, we have drafted the risk factor broadly.

Liberty Media’s charter will not include the same renunciation provisions regarding corporate opportunities applicable to Splitco’s directors and officers.  We have added disclosure in the risk factor to this effect.

7.                                       Comment:  Summarize the specific business opportunities that Splitco has renounced and discuss the significance of these types of business opportunities to Splitco’s business.  Highlight in the prospectus summary the express provision in the Splitco charter that states that no director or officer of Splitco will be liable to Splitco and its stockholders for breach of fiduciary duty for directing corporate opportunities elsewhere with the exception of very narrow circumstances.  Disclose whether this charter provision will prevent stockholders from bringing direct or derivative actions against Splitco’s officers and directors for breach of fiduciary duties under the circumstances set forth in this charter provision.

Response:  We have revised the risk factor to clarify that Splitco has not renounced any specific business opportunity or line of business.  Rather, what Splitco has renounced is any right it may have in any business opportunity that is presented to a person who is a director or officer of Splitco if the business opportunity is not presented to that person solely in his or her capacity as a director or officer of Splitco.  In effect, the charter provision clarifies which business opportunities rightfully belong to Splitco, rather than leaving that determination to the vagaries of Delaware’s corporate opportunity doctrine.  Delaware corporations have had the right to include a renunciation provision in their charters since 2000.

As the business opportunities that Splitco has renounced are not knowable at this time, we submit that any discussion of the impact on Splitco of its renunciation of those opportunities would be speculative and therefore not meaningful.

We have made clear in the risk factor that the renunciation provision does not preclude the Splitco shareholders from bringing suit against a director or officer of Splitco for breach of fiduciary duty in connection with any corporate opportunity that is deemed renounced by Splitco but rather made clear the intended effect of the provision (i.e., to provide such director or officer with a defense in any such action).  We have also added that disclosure and a summary of the renunciation provision of the charter in the summary at page 17 as well as at page 80.

8.                                       Comment:  We note that the management teams of each of Splitco and Liberty Media intend to exercise vigilance in their avoidance of actual conflicts of interest.  In an appropriate location of the proxy statement/prospectus, please explain in detail how they intend to do this and describe any specific procedures or guidelines that will be in place at each company to accomplish this.  Disclose whether any such procedures or guidelines will be in writing and, if not, how they will be evidenced.

Response:  We have revised the risk factor to remove the sentence which addresses Splitco and Liberty Media’s exercise of vigilance and, in its place, we have revised the Proxy Statement/Prospectus at page 86 to include a new section which discusses the management of conflicts of interest between the management teams of Splitco and Liberty Media.

The Split-Off Proposals, page 37

9.             Comment:  Please incorporate the reorganization agreement into the prospectus by means of a statement to that effect.

Response:  We have included the requested incorporation by reference.

Background and Reasons for the Split-Off Proposals, page 37

10.                                 Comment:  Please disclose the estimated amount of the exchangeable debt reattribution payment.

Response:  Although we cannot know at this time the exact amount of the payment to be made in connection with the reattribution of the exchangeable debt immediately prior to the split-off, we have included an estimate of this payment based upon disclosed assumptions.

11.                                 Comment:  Please discuss whether the board considered alterative transactions and why they were rejected.  For example, discuss why the board decided to split-off Starz and Capital as new tracking stocks and retain Interactive as a pure-play, asset-backed stock.  Explain why this combination was chosen over other potential combinations or structures.  Also explain why the board decided to maintain Starz and Capital as tracking stocks.  Discuss whether any consideration was given to separating all three businesses.

Response:  We have revised the disclosure at pages 45 and 46 to address the Staff’s comment.  We respectively submit that the disclosure previously provided in the seventh set of bullet points on page 43 already addresses the question of why the Liberty board decided to replicate the Starz and Capital tracking stock structure at Splitco.

12.                                 Comment:  Discuss in more detail the positive and negative factors specific to Starz and Capital stock holders.  Please also include more information regarding how the board weighed the relative benefits and costs to Starz and Capital stock holders, on the one hand, against the relative benefits and costs to Interactive, on the other hand.  Identify any material interests of board members that may have impacted that assessment, such as divergent holdings in each of the tracking stocks.  Discuss whether any procedures were implemented to mitigate conflicts.

Response:  We have added more detail regarding the positive and negative factors applicable to the holders of each of the three tracking stock groups. As part of the Liberty Media board's overall analysis of the Split-Off, it determined that the anticipated benefits of the Split-Off to the holders of its tracking stock outweighed the anticipated risks or costs to the holders of its tracking stocks. Implicit in that determination is that the anticipated benefits of the Split-Off to the Liberty Starz, Liberty Capital and Liberty Interactive stockholders outweighed the anticipated risks or costs to all of these holders.

The material interests of board members are detailed under “—Interests of Certain Persons” and, consistent with Delaware law and the board’s fiduciary duties, those interests were considered by the Liberty Media board as disclosed on page 45.   No other procedures were implemented to mitigate conflicts, and we respectively submit that no additional procedures were warranted.

13.                                 Comment:  Please explain in more detail why you think the transaction would simplify the complexity and reduce the “complexity discount” applicable to the Starz and Capital stocks.  We note in particular that Starz and Capital will still be part of a multiple tracking stock structure, but now will also have new conflicts with a separate public company with overlapping directors and management.

Response:  Our explanation as to why the Liberty Media board determined the Split-Off would simplify the complexity of Liberty Media’s three tracking stock structure has previously been provided to the Staff in our letter of December 15, 2010.  We have added disclosure to similar effect at page 43.  We respectively disagree with your statement that Liberty Media and Splitco will have “new” conflicts with a separate public company.  Any conflicts will derive from the assets attributed to each group, which have been dealt with before by Liberty Media when all three tracking stock groups co-existed under one issuer.  The conflicts of interest have been mitigated by clarification in the Splitco charter as to which business opportunities properly belong to Splitco, as detailed elsewhere in the Proxy Statement/Prospectus.

14.                                 Comment:  We note that the transaction would improve QVC’s and Liberty Media’s credit ratings.  Please explain whether you believe that the transaction could have negative implications for credit ratings that will be applicable to Splitco, Starz and Capital.

Response:  We have included the requested disclosure.

15.                                 Comment:  We note that one negative factor considered by the board was the loss of synergistic benefits of one consolidated public company.  Please discuss in more detail the benefits that will be lost as a result of separating Starz and Capital from Interactive.

Response:  We have included the requested disclosure.

16.                                 Comment:  In the last paragraph of this section on page 39, you disclose that the board determined that the benefits of the split-off outweighed the risks.  Although we note that the board did not assign relative weights to factors and that different board members may have had different reasons, please expand this disclosure to provide additional insight into how the board came to this conclusion and identify the most material reasons that the board decided the proceed with the transaction.  Also explain whether the board determined that the anticipated benefits to the Starz and Capital holders of the split-off outweighed the risks to the Starz and Capital holders.  If not, this should be explained and prominently disclosed wherever you disclose the board recommendation.

Response:  We have added disclosure as to the more significant factors considered by the Liberty Media board in deciding to proceed with the Split-Off.  As part of the Liberty Media board’s overall analysis of the Split-Off, it determined that the anticipated benefits of the Split-Off to the holders of its tracking stock outweighed the anticipated risks to the holders of its tracking stocks.  Implicit in that determination is that the anticipated benefits of the Split-Off to the Liberty Starz and Liberty Capital stockholders outweighed the anticipated risks to those holders.  The Liberty Media board would have not approved the Split-Off if it did not believe this to be the case.

Conditions to the Split-Off, page 41

17.                                 Comment:  We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that was previously provided to shareholders materially misleading.  Please confirm through disclosure that you intend to comply with this position in the event you waive a material condition.

Response: We have revised the disclosure to reflect that Liberty Media intends to resolicit if it waives any of the specified conditions to the completion of the split-off.

18.                                 Comment:  We note that the resolution of the Delaware Action is a condition to the completion of the split-off.  Please expand to explain what you mean by resolution.  Clarify whether any particular resolution is adequate.

Response:  We have revised the disclosure as requested.

Management and Allocation Policies of Splitco, page 41

19.                                 Comment:              Disclose whether there are any material differences between the Splitco policies and the current Liberty Media policies.  Please also file the management and allocation policies of Splitco as an exhibit to the registration statement.

Response: We have revised the disclosure as requested and filed the management and allocation policies as an exhibit to Amendment No. 1 to the Registration Statement.

20.                                 Comment:              Disclose how and when you will communicate changes in Splitco’s management and allocation policies to Splitco stockholders.

Response:  We have revised the disclosure as requested.

Description of Splitco Common Stock and Comparison of Stockholder Rights, page 52

21.                                 Comment:  Please tell us whether you intend to change the relative amount of authorized but unissued Capital or Starz common stock.  If so, disclose the reasons and potential impact of the increase.

Response:  Liberty Media does not intend to change the relative amount of authorized but unissued Capital or Starz common stock. We have made this clarification in the disclosure and the Splitco charter, which is filed as an exhibit to Amendment No. 1 to the Registration Statement.

22.                                 Comment:  Discuss the reasons for each material difference between the terms of the Splitco and Liberty common stock that you disclose in this section.

Response:  We have included the requested disclosure.

Other Provisions of the Splitco Charter, page 69

23.                                 Comment:  Disclose the total numbers of shares of authorized common and preferred stock of Splitco.

Response:  We have included the requested disclosure.

24.                                 Comment:  Please disclose any differences between the provisions of the Splitco charter and bylaws discussed in this section and the provisions of the Liberty Media charter and bylaws.  If there are no differences, please clarify through disclosure.

Response:  We have included the requested disclosure.

Interests of Certain Persons, page 74

25.                                 Comment:  Please include tabular disclosure of the dollar value of each officer’s and each director’s interest in each of three tracking stocks.

Response:  We have included tabular disclosure reflecting the dollar value of the actual stock ownership of each executive officer and director of Liberty Media in all of the tracking stocks of Liberty Media, based on the closing sale price of each series of stock on January 24, 2011.  For this purpose, we have included stock owned by each such person’s spouse and by certain trusts related to each such person, in each case, to the extent applicable.

Material U.S. Federal Income Tax Consequences of the Split-Off, page 77

26.                                 Comment:              Please note that we may have additional comments upon review of the tax opinion you intend to file as exhibit 8.1.  Also tell us whether you intend to file the IRS letter ruling as an exhibit.

Response:  We have filed the Exhibit 8.1 tax opinion as an exhibit to Amendment No. 1 to the Registration Statement, and we understand the Staff may have additional comments on the tax disclosure in the proxy statement/prospectus following its review of the exhibit.

We do not believe the IRS letter ruling is required to be filed as an exhibit to the registration statement under Item 601 of Regulation S-K, and we do not intend to file the same.  We note, however, that the IRS makes all such letter rulings publicly available following their issuance, although such public availability may be delayed pending the completion of the Split-Off and, upon such issuance, the identity of the tax paying entity will not be obvious as a result of redactions in the publicly released document.

Capitalization of Splitco, page 83

27.                                 Comment:  We are unable to reconcile all of the information presented in the table for Splitco’s adjusted capitalization to the pro forma balance sheet presented at page B-148.  In addition other pro forma financial information presented in the document for Splitco cannot be easily reconciled since the pro forma schedules beginning at page B-148 do not present pro forma information for Splitco.  For example the selected pro forma information at Page 87 and the pro forma summarized balance sheet data in the notes to the financial statements at page B-73 cannot be easily reconciled.  Please consider revising the presentation beginning at page B-148 to reflect pro forma information for Splitco or include additional information in the notes to the pro forma information that reflects pro forma financial information for Splitco.

Response:  We have conformed the presentation of the Capitalization table on page 94 to be more aligned with the presentation of the pro forma information beginning at B-150.  Additionally, we have added clarifying language to the respective selected financial data sections to explain our basis for the “as adjusted” and pro forma balances presented.

Management of Splitco, page 94

28.                                 Comment:  Explain why you determined that Splitco and Liberty would initially have the same directors and officers.  Also discuss whether you have any expectations or plans regarding the extent to which the Splitco and Liberty boards and management will continue to overlap in the future.

Response:  We have included the requested disclosure.

29.                                 Comment:  Confirm through disclosure, if true, that each board director will have the same term (i.e. same class membership) as he or she currently has with Liberty Media.

Response:  We have included the requested disclosure.

Board Committees, page 101

30.                                 Comment:  Disclose whether the board committees are expected to have the same operating terms and members as currently in effect at Liberty Media.  If different, please provide additional information about the committee operating terms and members to the extent practicable.

Response:  We have included the requested disclosure with respect to the operating terms of Splitco’s board committees.  The members of these committees have not yet been determined but we expect them to be determined in the near term.

Executive Compensation, page 101

31.                                 Comment:  Please discuss whether or not you expect any changes to your compensation programs and practices following the transaction, other than the allocation of a portion of the compensation amounts attributable to Liberty Media.

Response:  We have included the requested disclosure.

32.                                 Comment:  Please update your executive compensation disclosure for the 2010 fiscal year.

Response:  We understand it is the position of the Staff that Liberty Media will need to update its executive compensation disclosure for the 2010 fiscal year once its Form 10-K with respect to the 2010 fiscal year is due.  Without confirming or denying our agreement with this position, we respectfully submit that it is our intention to mail the proxy statement/prospectus prior to the due date for Liberty Media’s Form 10-K subject, of course, to the completion of Staff review.  In that regard, we have tentatively set a record date of February 14, 2010 and a special meeting date of March 31, 2010.

Certain Relationships and Related Transactions, page 117

33.                                 Comment:  Please provide the disclosure required by Item 404(b) of Regulation S-K regarding Splitco’s policies and procedures for approval of related party transactions.

Response:  We have included the requested disclosure.

Relationships Between Splitco and Liberty Media, page 117

34.                                 Comment:  We note that Liberty Media anticipates entering into, from time to time, agreements and arrangements with Splitco and related entities in the ordinary course of business.  Please provide additional disclosure regarding the expected nature and significance of these transactions.  In addition, provide the disclosure pursuant to Item 404 of Regulation S-K with respect to any such agreements or arrangements currently in place or anticipated following the consummation of the split-off.

Response:  We have struck the sentence that discusses the entrance into future agreements between Liberty Media and Splitco because there is no current expectation that any such agreements will be executed.  We have included the requested disclosure with respect to the agreements between Liberty Media and Splitco which will be in place upon the completion of the Split-Off.

Tax Sharing Agreement, page 119

35.                                 Comment:              Please include an overview to this section that summarizes the general purposes and effects of the tax sharing agreements.

Response:  We have included the requested disclosure.

Relationships Between Liberty Media and Related Persons, page 125

36.                                 Comment:  Please explain to us why you determined that disclosure was not required by Item 404(a) of Regulation S-K with respect to the transactions between Liberty Media and Directv referenced in the Note 16 to the Splitco financial statements on page B-108.

Response:  We believe disclosure under Item 404(a) of Regulation S-K is not required with respect to the transactions between Liberty Media and DIRECTV referenced in Note 16 to the Splitco financial statements because Liberty Media ceased to be a related person of DIRECTV on November 19, 2009.  As we will be mailing our definitive proxy statement/prospectus during the 2011 calendar year, the nexus between Liberty Media and DIRECTV during 2009 does not result in any required disclosure under Item 404 of Regulation S-K.

Annex A — Description of Splitco Business

37.          Comment:  Please provide the financial information about geographic areas for Splitco as required by Item 101 of Regulation S-K.

Response:  We have not included financial information about geographic areas for any of the wholly owned or controlled businesses of Splitco under Item 101 of Regulation S-K because they operate primarily in the United States.  We note that two of Splitco’s equity affiliates, SIRIUS XM and Live Nation, have some international operations but they do not derive material revenue from countries outside of the United States and, accordingly, do not report separately on these international operations.  Hence, we have not included any such financial information in our filing.

Annex B — Splitco and Liberty Media Corporation Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page B-3

38.          Comment:  Please consider including a section within your MD&A highlighting and discussing the most significant challenges and uncertainties impacting Splitco’s material business groups.  We note that Liberty Media has historically included similar disclosure within its MD&A.

Response:  We have revised the MD&A to include the challenges and uncertainties impacting Splitco’s most material business group, Starz Entertainment.

Tracking Stocks, page B-3

39.          Comment:  Please provide more information about the primary reasons for the February and September 2010 reattributions between tracking stock groups.

Response:  We have included the requested disclosure.

Other Income and Expense, page B-9

40.          Comment:  The table on page B-9 totals the combination of income (expenses) of Starz Group and Capital Group into Consolidated Liberty rather than Splitco.  Please revise or explain.

Response:  We have revised the table on Page B-110 to appropriately reflect the totals as Combined Splitco totals.

Liquidity and Capital Resources, page B-16

41.          Comment:  Please provide a more detailed assessment of Splitco’s financial condition, liquidity and capital resources on a consolidated basis, including an explanation of any material changes or trends in cash flows.  This should include a long-term assessment of liquidity needs and resources, both on a consolidated basis and for the tracking groups.  Note that we consider “long-term” to be the period in excess of the next twelve months.  See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response:  We have added additional disclosure to the filing pertaining to the combined financial condition, liquidity and capital resources, including a long-term assessment, of Combined Splitco.

Results of Operations — Tracking Stock Groups, page B-23

Splitco Capital Group, page B-27

42.          Comment:  Please explain to us why you determined that no narrative disclosure was necessary with respect to the results of operations of ANLBC.

Response:  We have made revisions to the MD&A to make additional narrative disclosure with respect to the results of operations of ANLBC, as considered necessary, for each of the periods presented.

Notes to Condensed Combined Financial Statements, September 30, 2010, page B-38

Note 7 — Investments in Affiliates Accounted for Using the Equity Method, page B-49

43.          Comment:  You disclose that “[a]s of September 30, 2010, Splitco owns $374 million principal amount of SIRIUS XM public bonds, which are accounted for as AFS securities and have a fair value of $422 million, including related interest, and the SIRIUS XM Preferred Stock.”  It is not clear if the $422 million includes the preferred stock, please clarify.

Response:  The $422 million is the fair value of our interest in the SIRIUS XM public bonds that we hold that are accounted for as AFS securities.  As disclosed on page B-52 the fair value of the Preferred Stock, as of September 30, 2010, based on the value of the common stock into which it is convertible, is $3,111 million.

Note 8 — Financial Instruments, page B-51

44.          Comment:  You disclose that from time to time you borrow shares to settle maturing derivative positions.  You also disclose that there are no equity collars outstanding at September 30, 2010, but you continue to have borrowed shares.  Please provide us with an explanation as to the why this is the case, and if there are other purposes besides settling derivative positions that you utilize a strategy of borrowing shares.  Please ensure that disclosures related to your objectives and strategies around these instruments are clearly disclosed as required by ASC 815-10-50-1A, 50-1B, 50-2, 50-4, and 50-5.

Response:  The maturing derivative positions are the equity collars, as described further at page B-52.  The maturing derivative positions require either physical settlement or net settlement.  The physical settlement of a maturing derivative position requires the delivery of shares.  The net settlement of a maturing derivative position does not require the delivery of shares under the arrangement instead the net economics of the arrangement are settled in cash by the obligated party.  When we determine to physically settle a mature derivative position we typically delivered borrowed shares to the counterparty instead of shares we otherwise already own in the same company.  This method of settlement allows us to continue to hold our position in the stock as we continue to look for other opportunities to utilize our current holdings in a tax efficient manner.  As a result of the physical settlement of the mature derivative position we no longer hold the borrowed shares. The borrowed share position recognized on our balance sheet is the obligation we have associated with those shares that were delivered to the counterparty.  We have not borrowed shares for any other purpose besides settling derivative positions and have no current intentions to do so in the future.  We made additional disclosures on page B-52 to clarify that the collateral delivered to the counterparty are shares we otherwise already own of the same company in which we borrowed shares.  We note that the borrowed share positions have not been designated as hedging instruments and we believe, with the additions described previously, the disclosure meets the requirements of ASC 815-10-50-4.

45.          Comment:  Describe for us the significant provisions of your share borrowing arrangements.  Tell us how you account for these arrangements, both at inception and in subsequent periods.

Response:  The significant provisions of our share borrow arrangements are: (1) the delivery of stated shares under the arrangement from the counterparty; (2) the delivery to the counterparty of collateral equal to the fair value of the borrowed shares (in order to achieve the collateral economics we have always delivered shares in the same company as the borrowed shares); (3) either party may terminate the arrangement at any time per the agreement.  At inception of the arrangement a liability is recorded equal to the fair value of the borrowed shares delivered to us from the counterparty.  At each subsequent reporting date the liability is marked to market, based on the fair value of the underlying borrowed shares, as unrealized gains or losses in the combined statement of operations.

46.          Comment:  You disclose in other parts of the document the considerations made to adjust the fair value for nonperformance risk, including taking into account master netting arrangements.  Tell us if the contracts that you entered into have any credit-risk-related contingent features and, if so, the consideration you gave to these in estimating fair value.

Response:  We note that the borrowed share arrangements do not have any credit-risk-related contingent features.  Under each arrangement Splitco is required to post as collateral the full fair value of the borrowed shares at any given point in time, which mitigates any non-performance risk under the arrangement.  Historically we have achieved the collateral economics under the agreements by posting the shares we otherwise own of the same company as the shares that were borrowed.  For example, if we borrowed ten shares of Company X from the counterparty at the inception of the arrangement we would deliver ten shares of Company X, which we otherwise own, to the counterparty as collateral.

Note 12 — Commitments and Contingencies, page B-56

Litigation

47.          Comment:  You disclose that TruePosition received $48 million in cash settlement of a patent infringement matter.  If the settlement is recorded in the statement of operations, please identify the line item that includes this amount.

Response:  The TruePosition settlement was a fourth quarter subsequent event and will be recorded in the statement of operations in the fourth quarter of 2010 as a component of Operating Income.

Notes to the Attributed Financial Information, page B-149

48.          Comment:  You disclose at page B-142 that assets and liabilities are reattributed at book value.  Disclose the fair value of assets and liabilities reattributed at February 25, 2010 and September 16, 2010.  Also disclose how the board of directors considered the fair values in approving the reattribution, including whether the fair value transferred from one group equals the fair value transferred to the other group.

Response:  We have included the requested disclosure.

Part II — Information Note Required In Prospectus

Exhibit Index

49.          Comment:  Please file all exhibits as soon as practicable.  We must review these exhibits before we declare the registration statement effective and we may have additional comments.

Response:  We have filed all exhibits that are available at this time with Amendment No. 1 to the Registration Statement.

50.          Comment:  Please include in your exhibit index all material agreements of Liberty Media that will be assumed by Splitco or otherwise are required to be filed pursuant to Item 601 of Regulation S-K.  Ensure that you consider whether commercial, financing or other agreements that may not have been filed as exhibits in the past will become material enough to Splitco that they must be filed pursuant to Item 601.

Response: We believe we have included in the exhibit index all material agreements required to be filed pursuant to Item 601 of Regulation S-K.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Media Corporation
Charles Y. Tanabe

KPMG LLP
Arnold Hoy